UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission File Number: 1-10160


                           Union Planters Corporation

             (Exact name of registrant as specified in its charter)


                               6200 Poplar Avenue
                            Memphis, Tennessee 38119
                                 (901) 580-6000

     (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)


                     Common Stock, par value $5.00 per share
                (and associated preferred share purchase rights)
             8% Cumulative, Convertible, Preferred Stock, Series E

            (Title of each class of securities covered by this Form)


                                      None

         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [x]                  Rule 12h-3(b)(1)(i)       [x]
Rule 12g-4(a)(1)(ii)      [ ]                  Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(2)(i)       [ ]                  Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(ii)      [ ]                  Rule 12h-3(b)(2)(ii)      [ ]
                                               Rule 15d-6                [ ]


                  Approximate number of holders of record as of
                      the certification or notice date: 0

          Pursuant to the requirements of the Securities Exchange Act of 1934, Union Planters Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 8, 2004
                                 UNION PLANTERS CORPORATION


                                 By:     /s/ E. James House, Jr.
                                     ------------------------------------
                                     Name:   E. James House, Jr.
                                     Title:  Executive Vice President and
                                             Corporate Secretary